Filed pursuant to 424(b)(3)

SEC File No. 333-108355

CNL INCOME PROPERTIES, INC.

This Supplement is part of, and should be read in conjunction with, the Prospectus dated April 18, 2005 and the Prospectus Supplement dated July 26, 2005. Capitalized terms used in this Supplement have the same meaning as in the Prospectus unless otherwise stated herein.

PRIOR PERFORMANCE INFORMATION

The following sentence updates and replaces the second sentence in the first full paragraph on page 8 of the Prospectus:

During the twenty year period ended on December 31, 2004, these entities, which invest in properties that are leased primarily on a “triple-net” lease basis or leased to taxable REIT subsidiaries, but do not invest in the types of properties in which we initially intend to invest, had purchased (or purchased interests in), directly or indirectly, approximately 2,100 fast-food, family-style, and casual-dining restaurant properties, 136 hotel properties and 222 retirement properties and medical office buildings, including in each case properties which were sold during such period.

The following sentence updates and replaces the eleventh sentence in the third paragraph on page 118 of the Prospectus:

During the twenty year period ended on December 31, 2004, the 18 partnerships and the three unlisted REITs altogether raised approximately $4.7 billion from approximately 186,000 investors, and purchased (or purchased interests in), directly or indirectly, approximately 2,100 fast-food, family-style and casual-dining restaurant properties, 136 hotel properties and 222 retirement properties and medical office buildings, including in each case properties which were sold during such period.

The following sentence updates and replaces the sentence on page 120 of the Prospectus and the total number of properties acquired by CNL Restaurant Properties, Inc. appearing on page 122 of the Prospectus:

The following table sets forth summary information regarding total properties acquired by the 18 limited partnerships and CNL Restaurant Properties, Inc., CNL Retirement Properties, Inc. and CNL Hotels & Resorts, Inc. as of December 31, 2004. This table lists properties owned by these entities or in which these entities owned interests and does not reflect dispositions that have occurred.

CNL Restaurant Properties, Inc.	1,366 fast-food, family-style or casual-dining restaurants.

The following sentence updates and replaces the third sentence in the third paragraph below the footnotes on page 123 of the Prospectus:

During the thirty year period ended on December 31, 2004, these 70 partnerships raised a total of approximately $187 million from approximately 4,600 investors, and purchased, directly or through participation in a joint venture or limited partnership, interests in a total of 314 projects, including properties that were sold during such period.

August 9, 2005	Prospectus dated April 18, 2005

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